SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                             (Amendment No. _____)*


                               PACIFIC GOLD CORP.
________________________________________________________________________________
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                    69433M103
________________________________________________________________________________
                                 (CUSIP Number)


                                  Robert Landau
                                ZDG Holdings Inc.
                                23 Sandfield Road
                        Toronto, Ontario, Canada M3B 2B6
                            Telephone: (416) 628-5251
________________________________________________________________________________
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                  June 29, 2004
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.  69433M103                                           Page 2 of 5 Pages

________________________________________________________________________________
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      ZDG Holdings Inc.
________________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a) |X|
                                                                      (b)
________________________________________________________________________________
3     SEC USE ONLY

________________________________________________________________________________
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
________________________________________________________________________________
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

________________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canadian (Ontario)
________________________________________________________________________________
                           7      SOLE VOTING POWER

                                  17,180,000 Shares
NUMBER OF                  _____________________________________________________
SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                          -0-
EACH                       _____________________________________________________
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON
WITH                              17,180,000 Shares
                           _____________________________________________________
                           10     SHARED DISPOSITIVE POWER

                                  -0-
________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,180,000 Shares
________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         |X|
________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.8%
________________________________________________________________________________
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No.  69433M103                                           Page 3 of 5 Pages


Item 1.  Securities and Issuer

         The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share, of Pacific Gold Corp. ("Issuer"), a Nevada corporation, whose principal executive offices are located at 157 Adelaide Street, West, Suite 600, Toronto, Ontario, Canada M5H 4E7.


Item 2.  Identity and Background

         This statement is filed on behalf of ZDG Holdings Inc. (the "Reporting Person"). The Reporting Person's business address is 23 Sandfield Road, Toronto, Ontario, Canada M3B 2B6. It is an Ontario company.

         An affiliate of the Reporting Person has lent in excess of $460,000 to the Issuer, to date, for working capital and equipment purchases.

         The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.


Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person acquired 17,180,000 shares of the Issuer's Common Stock from the sole director and officer of the Issuer, for itself, as an investment. The acquisition was a private transaction for value.


Item 4.  Purpose of Transactions

         The Reporting Person acquired the securities specified in Item 3 above for investment purposes.

         (a) The Reporting Person may acquire additional securities from time to time in the market or in private transactions. The Reporting Person does not have any agreements to acquire any additional Common Stock at this time. The Reporting Person has lent sums to the Issuer for working capital purposes.

         (b) The Reporting Person may cause the Issuer to pursue one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses for the purpose of expanding its mining business. The Reporting Person has not identified at this time any business for acquisition and has no agreements or arrangements for a merger or other business combination.

         (c) The Reporting Person may cause the Issuer to engage in private or public offerings of its securities for the purpose of raising additional working capital.

CUSIP No.  69433M103                                                4 of 5 Pages


         (d) The Reporting Person may take action to change the directors or change the size of the board and fill any newly created vacancies to effect a change of control of the Issuer. The Reporting Person has not determined at this time, however, whether he will take any of the foregoing actions with respect to the Board of Directors of the Issuer.

         The Reporting Person has not determined at this time, however, whether one or the other will take any of the foregoing actions with respect to the Board of Directors of the Issuer.

         Except as discussed above, the Reporting Person does not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         The Reporting Person is the beneficial owner of an aggregate of 17,180,000 shares of Issuer's Common Stock. The Reporting Person has sole voting and dispositive power over such shares. The Reporting Person beneficially owns 78.8% of the Issuer's outstanding shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Not Applicable.


Item 7.  Material to be Filed as Exhibits

         Not Applicable.

CUSIP No.   69433M103                                          Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 1, 2004                          ZDG HOLDINGS INC.


                                             /S/ Robert Landau
                                             -----------------------------------
                                             Robert Landau, Authorized Signatory











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